UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: (i) A press release dated February 9, 2026, announcing the expansion of STMicroelectronics' strategic engagement with Amazon Web Services to enable high performance computer infrastructure for cloud and AI data centers; and (ii) a warrant agreement dated February 6, 2026 between STMicroelectronics and Amazon.com, Inc, filed as Exhibit 4.1.

PR N°C3385C

STMicroelectronics expands strategic engagement with Amazon Web Services to enable new high performance compute infrastructure for cloud and AI data centers

Geneva, February 9, 2026 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced an expanded strategic collaboration with Amazon Web Services (AWS) through a multi-year, multi-billion USD commercial engagement serving several product categories. The collaboration establishes ST as a strategic supplier of advanced semiconductor technologies and products that AWS integrates into its compute infrastructure, enabling AWS to provide customers with new high performance compute instances, reduced operational costs, and the ability to scale compute-intensive workloads more effectively.

Commercial Agreement

This engagement covers a broad range of semiconductor solutions leveraging ST's portfolio of proprietary technologies. ST will supply specialized capabilities across high-bandwidth connectivity, including high-performance mixed-signal processing, advanced microcontrollers for intelligent infrastructure management, as well as analog and power ICs that deliver the energy efficiency required for hyperscale data center operations.

The collaboration will help customers reduce total cost of ownership and bring products to market faster. ST's specialized technologies help AWS address the increasing demands for compute performance, efficiency, and data throughput required to support growing AI and cloud workloads.

Jean-Marc Chery, ST President & CEO, commented: "This strategic engagement establishes ST as an important supplier to AWS and validates the strength of our innovation, proprietary technology portfolio, and proven manufacturing-at-scale capabilities. Our advanced semiconductor solutions will directly power AWS's next-generation infrastructure, enabling their customers to push the boundaries of AI, high-performance computing, and digital connectivity. This collaboration positions us ideally for further scale-up across multiple market segments, from data center infrastructure to AI connectivity, positioning ST at the center of the AI revolution."

As part of this expanded relationship, ST will work with AWS to optimize electronic design automation (EDA) workloads in the cloud. AWS's scalable compute power enables silicon design acceleration, parallelizes design tasks, and gives engineering teams the flexibility to handle dynamic compute demands and speed products to market.

ST has issued warrants to AWS for the acquisition of up to 24.8 million ordinary shares of ST. The warrants will vest in tranches over the term of the agreement, with vesting substantially tied to payments for ST products and services purchased by AWS and its affiliates. AWS may exercise the warrants in one or more transactions over a seven-year period from the issue date at an initial exercise price of $28.38.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and directly or indirectly adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•	individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41.22.929.59.20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Group VP Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	February 9, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer

EXHIBITS

Exhibit No.	Description
4.1*	Warrant to Purchase Ordinary Shares, dated February 6, 2026, issued to Amazon.com, Inc.

* Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.